Exhibit 99.1

Smart Logistics Global Limited Receives Additional 180-Day Nasdaq Compliance Period

HONG KONG, October 29, 2026 – Smart Logistics Global Limited (Nasdaq: SLGB) (the “Company”), a China-focused industrial logistics and supply chain company, today announced that it has received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180-calendar-day period, or until April 26, 2027, to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

Nasdaq granted the additional compliance period after determining that the Company satisfies the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, except for the minimum bid price requirement. The Company has provided Nasdaq with written notice of its intention to regain compliance during the additional compliance period.

The notification has no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “SLGB.”

If at any time during the additional compliance period the closing bid price of the Company’s Class A Ordinary Shares is at least US$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance and the matter will be closed.

The Company intends to continue monitoring the closing bid price of its Class A Ordinary Shares and evaluating available alternatives to regain compliance with the minimum bid price requirement, including a reverse stock split if necessary.

About Smart Logistics Global Limited

Smart Logistics Global Limited (Nasdaq: SLGB) is a China-focused industrial logistics and supply chain company. The Company provides B2B contract logistics solutions focusing on industrial raw-material line-haul transportation, serving customers primarily in the paper, steel, coal and food sectors through a combination of third-party truckers and its self-owned fleet. The Company has also expanded into the non-ferrous metals trading business.

For more information, please visit www.smartlogisticsglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s plans and ability to regain compliance with Nasdaq’s minimum bid price requirement and maintain compliance with Nasdaq listing standards. There can be no assurance that the Company will regain compliance during the additional compliance period. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact

Andrew Barwicki
516-662-9461
andrew@barwicki.com